Filed by Washington Mutual, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: Providian Financial Corporation
Commission File No.: 001-12897

     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Providian may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies in Washington Mutual’s and Providian’s markets; and (8) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual and Providian will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the shareholders of Providian to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The final proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site (http://www.sec.gov). The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations”.

     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders and Providian’s Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

BROADCAST TRANSCRIPT

Date	June 06, 2005
Time	09:00 AM — 10:00 AM
Station	CNBC
Location	Network
Program	The Squawk Box

MARK HAINES, host:

This morning, Washington Mutual banking on the credit card business with a $6.5 billion buy out of Providian. We’ll crunch the numbers with WaMu’s CEO.

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(Unrelated Segments)

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HAINES: On the BOX this morning, Washington Mutual buying Providian Financial, nearly $6.5 billion deal. Mostly stock, some cash. We’ll talk live with WaMu’s CEO in another first on CNBC. (Visual of Washington Mutual logo and building)

* * *

(Unrelated Segments)

* * *

HAINES: David Faber joins us now with a first on CNBC.

David.

DAVID FABER, co-host:

Thanks, Mark. That’s right. Washington Mutual buying Providian Financial. The price tag? About $6.5 billion; the deal will be paid 89 percent in stock, 11 percent in cash. That’s a .45 ratio, that on Washington Mutual’s stock price. Joining me first on CNBC to discuss the merger, Washington Mutual’s Chairman and CEO, Kerry Killinger.

Mr. Killinger, thanks for being with us.

Mr. KERRY KILLINGER (Chairman/CEO, Washington Mutual):
Good morning, David.

FABER: I guess you had a late night. The board approved this late last night, is that right?

Mr. KILLINGER: Yeah, we sure did. We approved it last night and worked on things to finish it up overnight. And we’re ready to announce and go forward this morning.

FABER: Why Providian and why now?

Mr. KILLINGER: First of all, Providian is a great company, and it provides a very necessary product for our customer base. We have something like 13 million households, and we do not currently offer credit cards to those customers, so this will be a great natural fit.

But on their own, Providian has about 9.5 million households. So the opportunity to sell some of our products to their customers over time, I think, certainly exists. But also, it is a wonderful platform that we can now use to enhance the growth of their operations.

So, overall, I think it is going to be a real win/win for both companies.

FABER: The idea of banks selling credit cards, of course, is not exactly something that is foreign to most banks. Why have you not been more active in that area previously, and again, why would you choose to go into it now, having decided, apparently, not to pursue it in years past?

Mr. KILLINGER: Well, in the credit card business, it is a scale business, and you need sufficient size to be, I think, a successful player. We did not get started in the credit card business a number of years ago, and we’ve always kind of just didn’t quite have the scale to get there. Providian gives us the opportunity to instantly become a very significant player in the industry.

FABER: Did you consider buying any other credit card companies?

Mr. KILLINGER: We really focused our attentions predominantly on Providian. It’s the right team, it’s got a great management, they’ve done a terrific turnaround of that operation, it’s highly profitable. And it’s kind of the right size and fit and culture for Washington Mutual.

FABER: You know, you mentioned the turnaround; of course, it was back in 2001 when the company was suffering from credit losses. This business can turn on you, particularly if there’s downturn in the economy. Are you concerned that this adds a level of volatility to your own earnings?

Mr. KILLINGER: Well, I think—well, first of all, they have done a wonderful job of bringing in a new management team, who, over the last three years, have done a remarkable job. So I think we’re buying into not only the company and the business, but very much a top-rated management team. (Visual of Washington Mutual logo and building)

In terms of the asset class itself, credit cards is another diversification in our asset profile as we kind of move away from having quite as many of our eggs in just the housing basket. And I think that that diversification will serve our shareholders well in years to come.

FABER: Yeah. I mean, what do you say to those shareholders who say, ‘OK, Kerry, does this mean mortgages are not going nearly as well as they used to?’ You guys have had a somewhat difficult time over the last year in that area. Does this mean you don’t see a lot of growth left in the old mortgage refinancing market?

Mr. KILLINGER: Well, first of all, on your last question, mortgage refinancings, we do expect to slow down. But overall, we have had some very satisfactory performance out of our mortgage unit over the last three quarters. And the first quarter this year was a very, very strong period. (Visual of Washington Mutual stock chart)

So we’ve worked hard to turn that part of our business around; our cost structure has come down, our product line is broadening out, and we are very committed to the mortgage business. But it is just a portion of Washington Mutual.

So what I really like is the long-term balance of having our retail banking business, of having our multi-lending business, of having our non-prime residential business, of having mortgage business. And now a new major leg, which will be our credit card business.

Ms. ALISON DEANS (Lehman Private Investment), guest host: Kerry, of the customers, have you looked to see how much overlap there is between Providian’s customers and yours?

Mr. KILLINGER: We are in the process of going through that

complete analysis, but the good part is that the customer profile of Providian, they go after the—what I call the broad middle market consumers, very much syncs up with Washington Mutual’s strategy of going after that same segment.

And of course, we have not been offering Providian’s credit cards to our customers at all. And our customers own cards of all credit card companies out there. And we think there is a great opportunity to encourage them to switch over to the Providian cards.

Ms. DEANS: Does this mean a new credit card price war is
about to start?

Mr. KILLINGER: Well, I don’t think we need to attack it from a price war standpoint. Our customers tell us, in all of the research we do, that they want to have a credit card product through our company. So we think our cost of acquiring those customers, as well as—since we know so much information about those customers, about their deposit and other relationships, that we’ll actually get better credit performance out of those portfolios as well.

So I think those will be the real strengths rather than trying to go out and try to have a price war.

FABER: Mr. Killinger, their shareholders, Providian’s, I mean, may be disappointed at the lack of a large premium. Your own shareholders, though, could ask the question, ‘Why did they not buy this thing a couple years ago when you could have paid an awful lot less?’

Mr. KILLINGER: I think, first of all, the price we are paying is fair for all concerned. If you look at it in the current price earnings ratio, the price-to-book managed receivable premium; and the like, it’s going to stand up as, I think, a very fair price for both shareholders.

I think it was important for us to watch and continue to see the turnaround and the improvement that the management team had done at Providian. And I think now we have a company that is very high-performing, and I think fits right into our operations.

So, yes, it might have been cheaper to buy it at some time in the past, but that’s all kind of speculation. The important thing is ‘What are we getting today,’ and the momentum that they have. And we are now moving forward.

FABER: All right. Mr. Killinger, thanks for being with us

this morning.

Mr. KILLINGER: Well, thank you very much.

FABER: Kerry Killinger is chairman and CEO of Washington Mutual.

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